UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9

       SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 4)*


                             PYR ENERGY CORPORATION
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                            (Name of Subject Company)


                             PYR ENERGY CORPORATION
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                       (Names of Persons Filing Statement)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                    693677106
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                      (CUSIP Number of Class of Securities)


                                C. PHILIP THOLEN
                             PYR ENERGY CORPORATION
                            1675 BROADWAY, SUITE 2450
                             DENVER, COLORADO 80202
                                 (303) 825-3748
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(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                   Copies to:

                                 R. SCOTT COHEN
                           WEIL, GOTSHAL & MANGES LLP
                          200 CRESCENT COURT, SUITE 300
                                DALLAS, TX 75201

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PURPOSE OF AMENDMENT

      The purpose of this amendment is to amend and supplement Items 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by PYR Energy Corporation ("PYR Energy" or the "Company") on April 11, 2007, and subsequently amended.


ITEM 8.    ADDITIONAL INFORMATION

Item 8 is hereby amended and supplemented by the addition of the following information:

      Samson's Extension of the Subsequent Offering Period

      On June 4, 2007, Samson and Acquisition Corp. announced the extension of the previously announced subsequent offering period to Tuesday, June 12, 2007 at 5:00 p.m., New York City time, unless extended. As of June 4, 2007, and including those shares tendered in the initial offering period, approximately 27,481,752 shares of the Company Common Stock have been tendered, which, together with the shares owned by Acquisition Corp. prior to the commencement of the Offer, represents approximately 82 percent of the outstanding Company Common Stock.

      Pursuant to the terms and conditions of the Merger Agreement, Acquisition Corp. will be merged with and into the Company, and each outstanding share of Company Common Stock not tendered into the Revised Offer, including in the subsequent offering period (other than shares held by the Company, Samson, Acquisition Corp. or stockholders who properly perfect appraisal rights under Maryland law, if applicable), will be converted into the right to receive $1.30 per share in cash, without interest. Following consummation of the Merger, the Company will continue as the surviving corporation and a wholly owned subsidiary of Samson. Assuming Acquisition Corp. has acquired at least 90% of the outstanding Company Common Stock following the expiration of the subsequent offering period, the Merger is expected to occur promptly thereafter.

      Changes in Officers


      On May 30, 2007, the board of directors of the Company removed Mr. Kenneth
R. Berry, Jr. from the offices of President and Chief Executive Officer, Ms. Jane M. Richards from the office of Chief Financial Officer and Mr. Tucker Franciscus from the offices of Vice President-Strategic Development and Secretary. Each of Messrs. Berry and Franciscus and Ms. Richards will remain employed by the Company. Also on May 30, 2007, the board of directors of the Company appointed Mr. C. Philip Tholen as Chief Executive Officer, President and Chief Financial Officer, Mr. Scott Rowland as Vice President and Ms. Annabel Jones as Secretary.




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





ITEM 9.    EXHIBITS


Exhibit No.       Document
-----------       --------

(a)(1)            Press release issued by PYR Energy on April 11, 2007 (1)

(a)(2) Joint Press Release, dated April 23, 2007, announcing the entry into a definitive merger agreement (incorporated by reference to Exhibit 99.1 to PYR Energy's Current Report on Form 8-K filed on April 24, 2007)

(a)(3)            Letter from PYR Energy Corporation to stockholders dated May
                  2, 2007 (2)

(a)(4)            Opinion of C.K. Cooper & Company dated April 23, 2007 (2)

(e)(1) Excerpts from PYR Energy's Proxy Statement on Schedule 14A filed May 16, 2006 relating to the PYR Energy 2006 Annual Meeting of Shareholders (1)

(e)(2) Rights Agreement, dated January 31, 2007 between PYR Energy Corporation and U.S. Stock Transfer Corporation, as Rights Agent (incorporated by reference to Exhibit 1 to PYR Energy's Registration Statement on Form 8-A filed on February 2, 2007

(e)(3) Agreement and Plan of Merger, dated April 23, 2007, by and among PYR Energy Corporation, Samson Investment Company and Samson Acquisition Corp. (incorporated by reference to Exhibit
                  10.1 to PYR Energy's Current Report on Form 8-K filed on April 24, 2007)

(e)(4) Amendment to Rights Agreement, dated April 23, 2007 between PYR Energy Corporation and U.S. Stock Transfer Corporation, as Rights Agent (incorporated by reference to Exhibit 4.1 to PYR Energy's Current Report on Form 8-K filed on April 24, 2007)

(e)(5) Note Redemption Agreement, dated April 23, 2007, by and among PYR Energy Corporation, Samson Investment Company and the holders of the convertible notes named therein (incorporated by reference to Exhibit 10.2 to PYR Energy's Current Report on Form 8-K filed on April 24, 2007)

(e)(6) Form of Change of Control Severance Agreement, dated April 20, 2007 (incorporated by reference to Exhibit 10.3 to PYR Energy's Current Report on Form 8-K filed on April 24, 2007)

(e)(7) Form of Amendment No.1 to Change of Control Severance Agreement, dated April 23, 2007 (incorporated by reference to
                  Exhibit 10.4 to PYR Energy's Current Report on Form 8-K filed on April 24, 2007)

(e)(8) Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder (2)

-------------------------
(1) Previously filed as an exhibit to PYR Energy's Schedule 14D-9 filed with the SEC on April 11, 2007
(2) Previously filed as an exhibit to PYR Energy's Amendment No. 2 to Schedule 14D-9 filed with the SEC on April 30, 2007




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



                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                       PYR ENERGY CORPORATION

                                        /s/  C. Philip Tholen
                                       --------------------------------------
                                       C. Philip Tholen
                                       Chief Executive Officer, President and
                                       Chief Financial Officer
Date: June 6, 2007























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